

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

<u>Via E-mail</u>
Jack B. Scheetz
Interim President and Chief Executive Officer
Digitiliti, Inc.
266 East 7th Street
St. Paul, MN 55101

> **Re:    Digitiliti, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed October 4, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010, as Amended**
> **Filed October 4, 2011**
> **File No. 000-53235**

Dear Mr. Scheetz:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc:    <u>Via E-mail</u>
       H. Kurt von Moltke, P.C.